CONFIDENTIAL TREATMENT REQUESTED

BY SOLARWINDS, INC.: SWI-0003

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

July 18, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director
Tamara Tangen, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Evan S. Jacobson, Staff Attorney

Re:	SolarWinds, Inc.
Registration Statement on Form S-1
File No. 333-149851
Initially Filed March 21, 2008
Amendment No. 2 Filed June 10, 2008

Ladies and Gentlemen:

We are submitting this letter on behalf of SolarWinds, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 27, 2008 (the “Staff Letter”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-149851) (the “Registration Statement”) filed with the Commission on June 10, 2008 (“Amendment No. 2”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
July 18, 2008
Page 2

portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.

The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 3 (against Amendment No. 2).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Valuation of Common Stock, page 42

1.	We note your responses to prior comments 4 and 5, and have the following additional comments. Please disclose the business reasons you purchased and resold shares on behalf of significant shareholders and minority shareholders in March 2008. We note that your involvement in the transaction impacted the marketability and, therefore, the fair value of the shares as of March 3, 2008. Disclose any benefit to the parties to this transaction, such as liquidity, as a result of the structure of the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 to disclose the reason for the Company’s participation in the transaction and the related benefits to the parties to the transaction as a result of the structure of the transaction and has revised the disclosure on page 44 to refer to this more detailed discussion.

2.	Tell us and disclose the relationships of the parties to the transaction, how they are related to the company, and what, if any, benefit the company obtained in serving as the intermediary to the purchase and sale.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 to note the parties to the transaction and to refer to the disclosure regarding how they are related to the Company.

The Company notes that without the Company’s participation in the transaction, a number of the stockholders of the Company effectively would have been precluded from selling shares in the IPO due to the short swing trading rules if it were to occur within six months of the transaction in question. By facilitating the transaction, the Company enabled those

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
July 18, 2008
Page 3

holders to acquire additional shares in the Company from the selling stockholders without the adverse implications of the short swing trading rules. Therefore, it is possible that fewer shares will be held by affiliates of the Company following the IPO because of secondary selling in the IPO and would result in greater public float, which is an indirect benefit to the Company.

The benefits to be obtained by the purchasing stockholders, rather than any benefits to the Company, drove the structure of the transaction, although the Company determined that there were no adverse consequences to participating in the transaction. The Company respectfully submits, however, that the Company and the other parties to the transaction did not consummate the transaction due to any benefits to be obtained by the Company through participating in the transaction. Therefore, the Company has not included disclosure regarding the benefits to the Company of the transaction to avoid confusion regarding the reasons for the transaction.

3.	Tell us what consideration the valuation experts gave to the impact of the March 2008 fair value of $9.40 on their prior recent valuations. In other words, how did they factor in the March 2008 fair value to question or revise assumptions used in the prior recent valuations? Tell us how your expectation of closing your IPO within six months from March 2008 was factored into the valuation assumptions for the 2008 common stock valuations.

The Company granted options in January, March, April, May and June 2008. The valuation experts prepared a valuation in connection with the January and May 2008 option grants.

The valuation experts did not consider the March transaction at $9.40 in preparing the January valuation because the valuation experts were not aware of the possibility of the transaction. In the January meeting of the Company’s Board of Directors at which the option grants were approved and a determination of fair value was made based on the January valuation report, a board member affiliated with Insight Ventures first indicated to the Company that preliminary discussions had taken place between Insight Ventures and GoldenTree Capital. This board member further suggested that the initial offer to purchase would be based on the $4.48 fair value price determined by the Board of Directors at its January meeting based on the January valuation report. The Board of Directors at this time had no further information on purchase price and no reason to believe that the final purchase price negotiated by Insight Ventures and GoldenTree Capital would be an amount other than $4.48 per share.

For the May 2008 valuation, the Company and the valuation experts adjusted certain

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
July 18, 2008
Page 4

assumptions in response to the intervening events since January 2008, including the $9.40 purchase price in the March transaction. Consistent with the January valuation, the Company and the valuation experts determined the fair value of the Company’s common stock using a probability-weighted expected return method. In addition to updating market data used in determining the revenue and Adjusted EBITDA multiples, the Company made the following two primary changes in the assumptions used in the valuation:

•

The Company increased the probability of an initial public offering from 70% to 90%. The timing of the initial public offering was expected to be either June 2008 or September 2008. This increase in probability was driven by the advancement in the Company’s preparations for an initial public offering and the Company’s expectation of closing the offering within the next six months.

•

The Company also revised the weighting of the enterprise value to revenue multiple as compared to the enterprise value to Adjusted EBITDA multiple. The Company increased the weighting of the enterprise value to Adjusted EBITDA multiple from 50% to 67% and decreased the weighting of the enterprise value to revenue multiple from 50% to 33%. This change was in response to discussions with investment bankers and analysts suggesting that potential public investors would be more likely to value the Company with a heavier weighting on the Adjusted EBITDA multiple as compared to the revenue multiple. This adjustment resulted in a higher valuation than the valuation derived from equally weighting the multiples.

The valuation indicated in the May report increased from $4.48 per share in the January report to $8.57 per share. After review of this updated report, the Company’s Board of Directors decided that it could not ignore the higher price paid by the third parties in the March transaction and continued to use $9.40 for the exercise price as it had in March and April.

4.	Since March 2008, the $9.40 common stock fair value has not changed because of your management’s conclusion that there has been no significant change in your business or expectations of future business. Confirm to us that this view is consistent with the assumptions and factors used in your earlier valuations predating the March 2008 value of $9.40.

The Company has updated its previous disclosure on page 45 to clarify that (i) management concluded that there has been no significant change in its business or future business since March 2008 in connection with the April 2008 grants, (ii) a

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
July 18, 2008
Page 5

contemporaneous valuation consistent, except as disclosed, with the January probability-weighted expected return methodology was performed in connection with the May 2008 grants and (iii) management concluded that there has been no significant change in the business or future business since May 2008 in connection with the June 2008 grants. The Company confirms that its performance in 2008 and the assumptions and factors considered in the May 2008 valuation are consistent with the assumptions and factors used in earlier valuations predating the March 2008 value of $9.40.

As noted in the response to Comment 3, the Company updated its January 2008 valuation in connection with the May 2008 option grants, based on the probability-weighted expected return method. In connection with the May grants, the Company also updated the enterprise value to revenue and enterprise value to Adjusted EBITDA multiples based on more recent market information and weighted the multiples in deriving an enterprise value under the Guideline Public Company Method. These updated valuations determined a fair value per share below the $9.40 per share valuation in the March 2008 transaction.

The Company supplementally advises the Staff that it expects its Board of Directors to act by meeting or written consent within the next week to grant options to purchase an aggregate of 89,300 shares of common stock of the Company to non-executive employees. In connection with these July grants, management of the Company is preparing a valuation report with the assistance of its independent valuation expert using the probability-weighted expected return methodology used in the January and May valuation reports.

Revenue Recognition, pages F-12 and F-13

5.	We are considering your response to comment 11, and have the following additional comments. Please explain to us how the analysis provided in your response supports a “long history.” In this regard, confirm that the same analysis for previous periods results in similar findings by providing a summary of those findings for periods included in the filing. Tell us how and why your analysis, based on the combining of channels in analyzing renewal concentration and deviation, is appropriate. Explain why the combining is consistent with paragraph 10 of SOP 97-2. Provide disaggregated analysis of the two channels for periods included in the filing to similarly support your VSOE of fair value determination by channel.

The Company confirms that the VSOE analysis previously applied by the Company, with respect to 2007, results in similar findings when applied to 2005 and 2006. Below is a

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
July 18, 2008
Page 6

summary of such analyses for 2005, 2006 and 2007 to further support the Company’s “long history of renewing substantially all maintenance” at then-current list prices.

[****]

Unaudited Combined Condensed Pro Forma Statement of Income For the Year Ended December 31, 2007, page F-55

Note 2, page F-55

6.	We note your response to prior comment 12. As indicated in our prior comment, allocations of purchase consideration should be based on fair values that use market-place participant assumptions. In this regard, tell us and disclose how you used market-place participant assumptions in your valuations, in anticipated synergies, and the resulting revenue and operating margin effects from product integration into your company-specific business model.

The Company submits that the allocation of purchase consideration determined by the Company and its independent valuation consultant was based on fair values for acquired technologies, trademarks and customer relationships that use market-place participant assumptions.

Market-place Participant Assumptions used in Acquired Technologies and Trademarks In determining the fair value of acquired technologies and trademarks, the Company applied the “relief from revenue” income approach method by deriving the present value of after-tax cost savings from not having to pay royalties due to its ownership rather than licensing of the acquired technology or trademark. Using this method, the Company considered market-place participant assumptions to derive a fair royalty rate based on publicly-available royalty rates in seven comparable transactions. The derived royalty rate was then applied to projected revenue from products using the acquired technology or trademark, as applicable. The Company based projected revenue on historical revenue adjusted for growth rates that the Company believes are consistent with market-place participant assumptions. The Company then discounted the projected royalty stream using a discount rate based on an analysis of a weighted average cost of capital derived from general economic factors and the median risk premium of six companies of similar size and risk profile.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
July 18, 2008
Page 7

Market-place Participant Assumptions used in Customer Relationships

In determining the fair value of customer relationships, the Company applied the “excess earnings” income approach method by deriving the present value of the earnings anticipated from ownership of the customer relationships in excess of the returns required on investment in the contributory assets necessary to realize those same earnings. The Company first estimated future revenue from the acquired customer relationships based on historical renewal rates experienced by the acquired businesses. The Company did not have access to reliable information regarding customer attrition of any comparable companies. Therefore, the Company also used attrition rates based on its historical experience that the Company believed to be representative of attrition rates of market-place participants.

The Company then derived excess earnings based on the estimated future revenue from the acquired customer relationships by applying projected future operating margins. These estimates considered historical operating margins of the Company and the acquired business and market-place participant assumptions for operating margins. Prior to the acquisitions, the acquired businesses had operating margins ranging from 1% to 18%, typical of early-stage companies with significant research and development expenditures, and the Company had operating margins ranging from 66% to 88%. The Company believed the cost synergies and integration of the product into the Company’s business model were likely to increase the operating margins of the acquired business to a level closer to that of the Company. In projecting the increase, the Company then considered its business model and the operating margins of comparable companies ranging from negative amounts to a maximum of 38%. These mitigating factors suggested an operating margin below the Company’s range of historical operating margins. Thus, the Company projected operating margins only to increase to a maximum of 50%.

The Company then discounted the projected excess earnings using the discount rate based on an analysis of a weighted average cost of capital derived from general economic factors and the median risk premium of six companies of similar size and risk profile.

The Company has revised the disclosure on page F-56 to reflect how the Company used these market-place participant assumptions in its valuations and anticipated synergies, and the resulting revenue and operating margin effects from product integration into the Company-specific business model.

******

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
July 18, 2008
Page 8

Please direct your questions or comments regarding this letter or Amendment No. 3 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ Paul R. Tobias

Paul R. Tobias

cc:	Kevin B. Thompson, SolarWinds, Inc.
Bryan A. Sims, SolarWinds, Inc.
J. Barton Kalsu, SolarWinds, Inc.
Jason Bliss, SolarWinds, Inc.
Laird H. Simons III, Fenwick & West LLP
Robert A. Freedman, Fenwick & West LLP
J. Robert Suffoletta